SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

(MARK ONE)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

FOR THE YEAR ENDED DECEMBER 31, 2003.

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

FOR THE TRANSITION PERIOD FROM              TO

COMMISSION FILE NUMBER: 001-15405

A.	FULL TITLE OF THE PLAN AND THE ADDRESS OF THE PLAN, IF DIFFERENT FROM THAT OF THE ISSUER NAMED BELOW:

AGILENT TECHNOLOGIES, INC. 401(K) PLAN

B.	NAME OF ISSUER OF THE SECURITIES HELD PURSUANT TO THE PLAN AND THE ADDRESS OF ITS PRINCIPAL EXECUTIVE OFFICE:

AGILENT TECHNOLOGIES, INC.

395 PAGE MILL ROAD

PALO ALTO, CALIFORNIA 94306

AGILENT TECHNOLOGIES, INC.

401(k) PLAN

Financial Statements and Supplemental Schedule

December 31, 2003 and 2002

INDEPENDENT ACCOUNTANTS’ REPORT

To the Participants and

Plan Administrator of the

Agilent Technologies, Inc.

401(k) Plan

We have audited the financial statements of the Agilent Technologies, Inc. 401(k) Plan (the Plan), as of December 31, 2003 and 2002, and for the years then ended, as listed in the accompanying table of contents. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the Plan’s management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2003 and 2002, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule, as listed in the accompanying table of contents, is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ Mohler, Nixon & Williams

MOHLER, NIXON & WILLIAMS

Accountancy Corporation

Campbell, California

May 17, 2004

AGILENT TECHNOLOGIES, INC.

401(k) PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

(in thousands)

	December 31,
	2003	2002
Assets:
Investments, at fair value	$1,793,413	$1,497,088
Participant loans	16,137	20,730

Assets held for investment purposes	1,809,550	1,517,818

Employer’s contribution receivable	4,500	5,700
Accrued income receivable	484	632
Receivable from broker for securities sold	1,353	1,099

Total assets	1,815,887	1,525,249

Liabilities:
Payable to broker for securities purchased	1,665	249

Net assets available for benefits	$1,814,222	$1,525,000

See notes to financial statements.

AGILENT TECHNOLOGIES, INC.

401(k) PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

(in thousands)

	Years ended December 31,
	2003	2002
Additions to net assets attributed to:
Investment income (loss):
Dividends and interest	$20,060	$21,135
Net realized and unrealized appreciation (depreciation) in fair value of investments	353,106	(328,341)

	373,166	(307,206)

Contributions:
Participants’	116,467	118,790
Employer’s	39,838	48,480

	156,305	167,270

Total additions	529,471	(139,936)
Deductions from net assets attributed to:
Withdrawals and distributions	242,928	193,166

Net increase (decrease) prior to transfers	286,543	(333,102)

Transfers of assets:
From RedSwitch Retirement Savings Plan to the Plan	2,679
From the Plan to Philips Electronics Savings Plan		(186)

Net increase (decrease) in net assets	289,222	(333,288)

Net assets available for benefits:
Beginning of year	1,525,000	1,858,288

End of year	$1,814,222	$1,525,000

See notes to financial statements.

AGILENT TECHNOLOGIES, INC.

401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2003 AND 2002

NOTE 1 - THE PLAN AND ITS SIGNIFICANT ACCOUNTING POLICIES

General - The following description of the Agilent Technologies, Inc. 401(k) Plan (the Plan), provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

The Plan provides benefits to eligible employees, as defined in the Plan document. The Plan administrator believes that the Plan is currently designed and operated in compliance with the applicable requirements of the Internal Revenue Code and the provisions of the Employee Retirement Income Security Act of 1974 (ERISA), as amended. The Company intends that the Plan be qualified pursuant to Sections 401(a) and 401(k) of the Internal Revenue Code (the Code) of 1986, as amended.

The Plan was amended to comply with provisions of the Economic Growth and Tax Relief Reconciliation Act of 2001 (EGTRRA).

Administration - The Board of Directors of the Company has appointed a Benefits Committee (the Committee) with certain authority to manage the policy, design and administration of the Plan. The Company has contracted with Fidelity Management Trust Company (Fidelity) to act as the trustee and an affiliate of Fidelity to process and maintain the records of participant data. Substantially all expenses incurred for administering the Plan are paid by the Company.

Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the Plan’s management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Basis of accounting - The financial statements of the Plan are prepared on the accrual method of accounting in accordance with accounting principles generally accepted in the United States of America. Sales and purchases are recorded on the trade date. Benefits are recorded when paid. Dividends are recorded on the ex-dividend date.

Investments - Investments of the Plan are held by Fidelity, as trustee, and invested based solely upon instructions received from participants.

The Plan’s investments in Company common stock, Hewlett-Packard Company common stock and mutual funds are valued at fair value as of the last day of the Plan year, as measured by quoted market prices. Participant loans are valued at cost, which approximates fair value.

Income taxes - The Plan has been amended since receiving its latest favorable determination letter dated January 2, 2003. The Company believes that the Plan is operated in accordance with, and qualifies under, the applicable requirements of the Code and related state statutes, and that the trust, which forms a part of the Plan, is exempt from federal income and state franchise taxes.

Risks and uncertainties - The Plan provides for various investment options in any combination of investment securities offered by the Plan. Investment securities are exposed to various risks, such as interest rate, market fluctuations and credit risks. Due to the risk associated with certain investment securities, it is at least reasonably possible that changes in market values, interest rates or other factors in the near term would materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits and the statements of changes in net assets available for benefits.

NOTE 2 - RELATED PARTY TRANSACTIONS

Certain Plan investments are managed by Fidelity, the trustee of the Plan. Any purchases and sales of these funds are performed in the open market at fair value. Such transactions, while considered party-in-interest transactions under ERISA regulations, are permitted under the provisions of the Plan and are specifically exempt from the prohibition of party-in-interest transactions under ERISA.

As allowed by the Plan, participants may elect to invest a portion of their accounts in the Agilent Technologies Stock Fund (the Fund), which is primarily invested in shares of Agilent Technologies, Inc. common stock. Investments in the Fund are at the direction of the Plan participants. The shares of Agilent Technologies, Inc. common stock are traded in the open market.

NOTE 3 - PARTICIPATION AND BENEFITS

Eligibility - Employees who are eligible to participate in the Plan include those employees of the Company and its designated domestic subsidiaries who are on the U.S. dollar payroll and who are employed as regular full-time or regular part-time employees of the Company. There is no waiting period for eligibility.

Participant contributions - Upon initially becoming an eligible employee, a participant is deemed to have elected a three percent (3%) deferral effective on the first day of commencement of participation, unless that employee makes a change to that election in the manner prescribed by the Plan. Participating employees can elect to have the Company contribute their eligible pre-tax compensation, not to exceed the amount allowable under the Plan document and current income tax regulations. Participants who elect to have the Company contribute a portion of their compensation to the Plan agree to accept an equivalent reduction in taxable compensation. Contributions withheld are invested in accordance with the participant’s direction. The Plan was amended in accordance with EGTRRA to allow eligible participants to make a catch-up contribution, up to the maximum allowed under current tax regulations.

Participants are also allowed to make rollover contributions of eligible rollover distributions received from other tax-qualified employer-sponsored retirement plans. Such contributions are deposited in the appropriate investment funds in accordance with the participant’s direction and the Plan’s provisions.

Employer contributions - The Company makes matching contributions as required by the Plan document. In 2003 and 2002, the Company matched 100% of the employee’s salary deferral for the first 3% of employee’s salary, and 50% of the employee’s salary deferral for the next 2% of employee’s salary. The Company matching contribution is deposited into the individual employee’s Plan account after the end of each of the Company’s fiscal quarters, which are January 31, April 30, July 31 and October 31. To receive the Company match, the participant must be an employee of the Company at these dates, consistent with the terms of the Plan, except for retirees and deceased employees.

Both employee and Company matching contributions in 2003 and 2002 have been made in cash for all funds; however, Company contributions invested in the Fund may be made in either cash or common stock of the Company. No Company matching contributions have been made in the form of common stock of the Company in 2003 and 2002.

The terms of the Plan used to include the Company’s ability to guarantee a minimum amount of employee and Company contributions that would be made to the Plan in a Plan year. In the event this minimum was not made, the Company could make a contribution up to the minimum amount. The amount, if any, that this minimum exceeded the actual employee and Company contributions as determined above was allocated to non-highly compensated employees (as defined in the Code) in the manner prescribed by the Plan document. No minimum contributions were guaranteed for the 2003 or 2002 Plan year. The minimum contribution provision of the Plan was deleted effective January 1, 2002.

Vesting - Participants are 100% vested in their salary deferrals and rollover contributions, and Company matching contributions transferred to their accounts at the end of each corresponding fiscal quarter, subject to the terms of the Plan.

Participant accounts - Each participant’s account is credited with the participant’s salary deferral, Plan earnings or losses and an allocation of the Company’s matching contribution. Participating employees may not direct future contributions or transfer monies into the Hewlett-Packard Stock Fund. Allocation of the Company’s matching contribution is based on participant contributions, as defined in the Plan.

Participants can transfer their invested funds among the available investment options and/or change the investment of their future contributions as often as desired. These transfers and changes must be made in whole percent increments. New hires will have their initial contributions invested in the Fidelity Institutional Money Market Fund, the fund designated as the Plan default fund, until the participant makes a change to that investment election.

Payment of benefits - Upon termination of employment, the participants or beneficiaries may elect to leave their account balance in the Plan, or receive their total benefits in a lump sum amount equal to the value of the participant’s interest in their account. Upon termination, the participant (not the beneficiary) was also able to make on-demand cash withdrawals of no less than $1,000 until March 1, 2002, when this option was eliminated. The Plan allows for automatic lump sum distribution of participant account balances that do not exceed $5,000.

Loans to participants - The Plan allows participants to borrow not less than $1,000, and up to the lesser of $50,000 or 50% of their account balance. The loans are secured by the participant’s balance. Such loans bear interest at a rate fixed at the time of loan of the prime rate plus one-half percent and must be repaid to the Plan between one year and four years. Generally, loans are repaid semi-monthly via automatic payroll deduction. The specific terms and conditions of such loans are established by the Committee. Outstanding loans at December 31, 2003 carry interest rates ranging from 4.5% to 10%.

NOTE 4 - PLAN TRANSFERS

In March 2003, the Redswitch Retirement Savings Plan was merged with the Company’s Plan as part of the Company’s acquisition of Redswitch. Assets of approximately $2.7 million were transferred via a trustee-to-trustee transfer. Activities related to these assets are included in the statement of changes in net assets from the date of the transfer.

During 2002, Plan assets of approximately $186,000 were transferred via a batched rollover out of the Plan and into the Philips Electronics Employee Savings Plan as part of the Company’s divestiture of its health care business.

NOTE 5 - INVESTMENTS

The number of shares of Agilent Technologies, Inc. common stock in the Fund was 7,614,386 and 8,688,434 as of December 31, 2003 and 2002, respectively. The fair value of the Agilent common stock included in the Fund was approximately $222,645,000 and $156,089,000 at December 31, 2003 and 2002, respectively. The Fund assigns units of participation to those participants with account balances in the Fund. The total number of units in the Fund at December 31, 2003 and 2002 was 10,324,192 and 11,794,505, respectively, and the net unit value was $21.66 and $13.37, respectively, at these dates. The Fund is comprised primarily of Agilent Technologies, Inc. common stock purchased on the open market. The Fund also includes a minor investment in the Fidelity Institutional Money Market Fund.

The number of shares of Hewlett-Packard Company common stock in the Hewlett-Packard Stock Fund (the H-P Fund) was 5,871,957 and 7,791,685 as of December 31, 2003 and 2002, respectively. The fair value of the Hewlett-Packard Company common stock included in the H-P Fund was approximately $134,885,000 and $135,288,000 at December 31, 2003 and 2002, respectively. The H-P Fund assigns units of participation to those participants with account balances in the H-P Fund. The total number of units in the H-P Fund at December 31, 2003 and 2002 was 3,776,561 and 5,098,639, respectively, and the net unit value was $36.70 and $27.50, respectively, at these dates. The H-P Fund is comprised primarily of Hewlett-Packard Company common stock which was included in the assets transferred from the Hewlett-Packard Company Tax Savings Capital Accumulation Plan in accordance with the

Employee Matters Agreement, effective August 12, 1999. The participants who were invested in the H-P Fund at the time the Company legally separated from Hewlett-Packard Company were able to maintain their investments in the H-P Fund. The H-P Fund also includes a minor investment in the Fidelity Institutional Money Market Fund. Contributions or account balance transfers into the H-P Fund are prohibited; however, participants may transfer their balances out of the H-P fund at any time. In 2003, the Plan was amended to eliminate the H-P Fund as an investment option under the Plan effective December 31, 2004, and to allow participants to move their balance to other investment options or take a distribution if they are eligible under the terms of the Plan.

The following table is a summary of the fair values of investments and investment funds that represent 5% or more of the Plan’s net assets at December 31 (in thousands):

	2003	2002
Fidelity Institutional Money Market Fund	$217,670	$234,563
Fidelity Contrafund	164,681	127,590
Fidelity Growth and Income Fund	101,845	89,221
Fidelity Magellan Fund	326,444	287,797
Fidelity Intermediate Bond Fund	77,720	84,735
Fidelity Low-Priced Stock Fund	113,600	63,526
Spartan U.S. Equity Index Fund	116,433	81,406
Hewlett-Packard Company common stock	134,885	135,288
Agilent Technologies, Inc. common stock	222,645	156,089

The Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value as follows for the years ended December 31 (in thousands):

	2003	2002
Common stock	$130,529	$(107,845)
Mutual funds	222,577	(220,496)

	$353,106	$(328,341)

NOTE 6 - PLAN TERMINATION OR MODIFICATION

The Company intends to continue the Plan indefinitely for the benefit of its participants; however, it reserves the right to terminate or modify the Plan at any time by resolution of its Board of Directors and subject to the provisions of ERISA.

AGILENT TECHNOLOGIES, INC.	EIN: 77-0518772
401(k) PLAN	PLAN #003

SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)

DECEMBER 31, 2003

(in thousands)

	Identity of issue, borrower, lessor or similar party	Description of investment including maturity date, rate of interest, collateral, par or maturity value	Current value
	Fidelity Management Trust Company:
	Harbor Capital Appreciation Fund	Mutual fund	$48,961
	ICAP Equity Portfolio Fund	Mutual fund	19,394
	Templeton Foreign Fund Index	Mutual fund	43,314
	Janus Aspen Series Worldwide Growth Portfolio	Mutual fund	37,915
	Mas Mid Cap Growth Portfolio	Mutual fund	67,814
	PIMCO Total Return Fund	Mutual fund	64,245
	Domini Social Equity Fund	Mutual fund	10,890
*	Fidelity Institutional Money Market Fund	Money market	217,670
	Hewlett-Packard Company common stock	Common stock	134,885
*	Agilent Technologies, Inc. common stock	Common stock	222,645
*	Fidelity Magellan Fund	Mutual fund	326,444
*	Fidelity Contrafund	Mutual fund	164,681
*	Fidelity Growth and Income Fund	Mutual fund	101,845
*	Fidelity Intermediate Bond Fund	Mutual fund	77,720
*	Fidelity Low-Priced Stock Fund	Mutual fund	113,600
*	Spartan Extended Market Index	Mutual fund	24,957
*	Spartan U.S. Equity Index Fund	Mutual fund	116,433
*	Participant loans	Interest rates ranging from 4.5% to 10%	16,137

		Total	$1,809,550

*	Party-in-interest

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Dated: June 25, 2004	By:	/s/ John R. Eaton
John R. Eaton
Vice President, Finance and Corporate Development and Treasurer

EXHIBIT INDEX

Exhibit Number	Description
23.1	Consent of Mohler, Nixon & Williams Accountancy Corporation, Independent Accountants